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[GRAPHIC WESTPAC AUSTRALIA'S FIRST BANK]


MEDIA RELEASE

14 August 2003

DAVID MORGAN REAPPOINTED WESTPAC CEO

Westpac Banking Corporation's Board today announced the reappointment of David Morgan as Managing Director and Chief Executive Officer until 31 December 2007.

Dr Morgan's current contract is due to expire in February 2004.

The terms of the new contract are in line with existing arrangements and are firmly linked to Westpac's performance. Enhanced elements include:

- the majority of Dr Morgan's total potential remuneration being at risk and subject to strict performance criteria;

- tighter performance hurdles which result in equity linked long-term incentives being of zero value to Dr Morgan if Westpac performs in the bottom 50% of the 50 largest listed Australian companies (excluding Westpac, property trusts and certain resources companies). Westpac will need to perform in the top 25% of those companies for Dr Morgan to realise 100% of his long-term incentives;

- keeping the fixed pay component at the same level for the period of the contract with no annual increases; and

- ensuring a maximum payout of 12 months fixed pay and lapse of any ungranted long-term incentives should the Board terminate the contract for poor performance.

Westpac's Chairman, Mr Leon Davis, said that under Dr Morgan's leadership Westpac had delivered sustainable earnings growth to shareholders as well as reaching a global leadership position in corporate responsibility.

"The company's market value has increased some $8.5 billion or 39% since Dr Morgan's appointment in March 1999. In the same period, the Group has delivered a compound annual growth in returns to shareholders of 13%.

"The Board is therefore delighted that Dr Morgan has agreed to continue as Westpac's CEO and is confident that the company's customer focused strategy will deliver sustained benefits for all stakeholders," Mr Davis said.

The reappointment of Dr Morgan is subject to shareholder approval of the grants of performance options and performance share rights for his extended term.

Details on the main elements and terms of Dr Morgan's renewal contract are attached and presented in accordance with the ASX corporate governance guidelines.

Ends.

FOR FURTHER INFORMATION

  David Lording
  Media Relations
  Westpac Banking Corporation
  Ph: 02 92263510
  Mb: 0419 683 411


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                    SUMMARY OF THE MAIN ELEMENTS AND TERMS OF
                   WESTPAC CEO DAVID MORGAN'S RENEWAL CONTRACT

The material terms of Dr Morgan's contract, to apply from 1 March 2004, if shareholder approval of the proposed grants of performance options and performance share rights is obtained at the Westpac annual general meeting in December 2003, may be summarised as follows:

1.      FIXED SALARY
        Dr Morgan will be paid a fixed remuneration amount of $1.7 million per annum. This amount is fixed for the period of the contract with no annual market based adjustments.

2.      SHORT TERM INCENTIVE PAYMENTS
        Dr Morgan will be entitled to annual short-term incentive payments if performance criteria determined by the Board are met. These performance criteria include financial criteria, implementation of business and strategic plans, corporate governance and reputation criteria, and effective leadership and management. If Dr Morgan achieves the target performance levels, he will be entitled to a bonus payment equivalent to 100% of the fixed remuneration amount described above in the first year. In subsequent years, the potential short-term bonus increases by 10% for each year of the contract.

        The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels, at the discretion of the Board.

3.      LONG TERM INCENTIVES

        It is proposed to grant Dr Morgan long-term incentives in the form of performance options and performance share rights, subject to shareholder approval.

        The terms of the Chief Executive Securities Agreement, under which performance options and performance share rights are proposed to be granted, will be published in full with the Notice of Meeting for the Westpac annual general meeting in December 2003, together with explanatory notes and a detailed valuation of the performance options and performance share rights.

        The following grants of performance options and performance share rights are proposed:

        o Three tranches, each of 713,00 performance options, to be granted on 1 March 2004, 1 March 2005 and 1 March 2006, and a fourth pro rata tranche of 594,167 performance options to be granted on 1 December 2006.

        o Three tranches, each of 218,000 performance share rights, to be granted on 1 March 2004, 1 March 2005 and 1 March 2006, and a fourth pro rata tranche of 181,667 performance share rights to be granted on 1 December 2006.

        The performance options and performance share rights will each have a 3-year performance period commencing on 1 March on or following the date of grant.

        The long-term incentives will not be exercisable at the end of the relevant performance period if Westpac's total shareholder return (or
        TSR) ranking is below the 50th percentile of the 50 largest listed Australian corporations (excluding Westpac, property trusts and certain resources companies). This represents a tightening of past hurdles where performance below the 50th percentile still resulted in a proportion of the options becoming exercisable.

        If the Bank's TSR ranking is at the 50th percentile, 50% of the securities will be exercisable and the remainder will lapse. If the Bank's TSR ranking is at or above the


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        75th percentile, 100% of the securities will be exercisable. If the
        Bank's TSR ranking is above the 50th percentile and below the 75th percentile, an additional 2% of the securities in each tranche will become exercisable for each whole 1% increase above the 50th percentile.

        Dr Morgan will be required to pay the full issue price (the volume weighted average price of Westpac shares on ASX during the week prior to the respective dates of grant for each option) for each option that becomes exercisable. The performance share rights that vest will be exercisable for no consideration.

        Special rules (described below) will apply to the exercise of performance options and performance share rights if Dr Morgan's employment ceases before the end of the contract term, depending on the circumstances of termination.

4.      VALUATION OF LONG TERM INCENTIVES

        A detailed discussion of the valuation of the performance options and performance share rights will be published with the notice of meeting for the Westpac annual general meeting in December 2003 along with the terms of the Chief Executive Securities Agreement, under which performance options and performance share rights are proposed to be granted.

        In summary, Westpac will value the performance options and performance share rights in accordance with the International Accounting Standards Board Exposure Draft ED2, which underpins the recent recommendations of the Australian Securities & Investments Commission concerning the valuation of long term incentive benefits. The pricing model has been developed by an independent third party and takes account of the following valuation parameters:

        - the exercise price of the performance options;

        - the life of the option or right (three years performance test, and vesting with exercise up to 10 years from grant date);

        - the price of the Westpac securities at grant of the rights;

        - the expected volatility of the share price(19%);

        - the dividend yield expected on the shares (4% pa);

        - the risk-free interest rate for the life of the option or right (5.5%pa); and

        - the performance hurdles applying (see section 3 above).

        Prior to the actual granting of options or rights, the exercise price and all other valuation parameters necessary to derive a value using ED2 are not available. However it is possible, based on the model and the historical valuation parameters shown in brackets above, to express an estimated value of the long-term incentives as a percentage of the share price at the time of grant:

        - for each performance option, 15.9% of the market price of the Westpac shares at the time of the grant.

        - for each performance share right, 52.5% of the market price of Westpac shares at the time of grant.

        The actual value of the long-term incentives received at the grant date by Dr Morgan, however, will differ from any estimated values. The actual value of any shares received will depend on the relative TSR performance of Westpac in the performance period, the Westpac share price at time of grant, and the movement in share price up to the time of vesting of any option or rights.


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5.      ARRANGEMENTS AFTER THE CONTRACT PERIOD

        Dr Morgan has advised the Board that it is his present intention to cease full time employment at the expiry of the extended term of his contract with Westpac. However, Dr Morgan has agreed to be retained as a consultant after that time at the discretion of the Bank. During the time of any consultancy, Dr Morgan would not undertake any work or provide advice to any financial services competitor.

6.      PERFORMANCE REVIEW AND TERMINATION PROVISIONS

        Dr Morgan's contract contains a performance review process and a right for the Bank to terminate the contract for poor performance. In that event, Dr Morgan will be entitled to payment of 12 months fixed salary, excluding any short-term incentive component. He may exercise any performance options and performance share rights which had been granted prior to the date of termination, and for which the performance hurdles have been satisfied within 12 months after the date of termination. All other performance options and performance share rights will lapse.

7.      TERMINATION BENEFITS OTHER THAN FOR POOR PERFORMANCE

        The following benefits are payable to Dr Morgan in circumstances in which his employment may cease other than due to poor performance:

        o If employment ceases due to death, disablement or sickness, Dr Morgan will be entitled to his salary to the date of cessation, any short term incentive awarded but unpaid prior to that date, any insurance payable to Dr Morgan or his estate, and to performance options and performance share rights granted prior to the date of cessation and for which the performance hurdles have been or are subsequently satisfied.

        o If Dr Morgan's employment is terminated without cause or he resigns with the consent of the Board, Dr Morgan will be entitled to payment of 12 months salary, plus an amount equal to the last annual short term incentive payment awarded to Dr Morgan, in addition to any unpaid salary and short term incentive payments for the period up to the date of termination. Dr Morgan will also be entitled to exercise all performance options and performance share rights granted prior to the date of termination, whether or not the performance hurdles have been satisfied.

        o If Dr Morgan resigns without the consent of the Board, or his employment is terminated for cause, he will be entitled only to salary and short term incentive payments awarded but unpaid up to the date of termination, and to performance options and performance share rights which have been granted prior to the date of termination and for which the performance hurdles have been satisfied prior to that date.



  Ends.